SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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April 28, 2021

Confidential

Mr. Dietrich King

Ms. Cara Wirth

Ms. Lyn Shenk

Mr. James Giugliano

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Missfresh Limited (CIK No. 0001851682)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on March 24, 2021

Dear Mr. King, Ms. Wirth, Ms. Shenk and Mr. Giugliano:

On behalf of our client, Missfresh Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 20, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 24, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.

U.S. Securities and Exchange Commission

April 28, 2021

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.

We note your disclosure elsewhere in the prospectus that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.	Please revise page 1 and elsewhere, as applicable, to precede disclosure of GMV with disclosure of your revenues to avoid giving undue prominence to this metric.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 89, 126, and 129 of the Revised Draft Registration Statement.

3.	We note your definition of GMV on page 9. Please explain the difference between GAAP revenue and GMV.

The Company respectfully advises the Staff that the Company’s net revenues excludes the coupons and incentives it offered to users and value-added taxes it paid, and includes revenues generated from offline channels. By contrast, the Company’s GMV definition includes promotions and coupons it offered to users and value-added taxes it paid, but excludes revenue generated from offline channels.

In response to the Staff’s comment, the Company has revised the definition of GMV on page 10 to further clarify the GMV measure used by the Company.

4.

We note your statements on page 2 that you “have transformed this industry through our extensive market know-how and pioneering technological innovations” and have “invented the distributed mini warehouse (DMW) model.” Please provide support for these statements.

The Company respectfully advises the Staff that it became the first player to build and operate DMWs in the neighborhood retail market in May 2015, before any other player in the market, according to iResearch. The convenient locations of the DMWs and the Company’s technology-enabled DMW management allow us to deliver an order to a consumer in 45 minutes on average, which greatly improves the consumer experience in a way that cannot be provided by the traditional, time-consuming instore grocery shopping experience.

U.S. Securities and Exchange Commission

April 28, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 127, and 128 of the Revised Draft Registration Statement to include support for the referenced statements.

5.	Please revise to provide additional detail on your mobile application and Mini Program and highlight the differences between the two.

The Company respectfully advises the Staff that its mobile application and Mini Program, a sub-application embedded in third-party social platforms, such as Weixin, have substantially similar user interface and functions. Mini Program allow users to access the Company’ products and services all within such third-party social platforms without leaving the app or downloading additional apps. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 10, 126 of the Revised Draft Registration Statement to include the referenced disclosure.

6.	Please revise to include the number of other companies are in the on-demand neighborhood retail industry. In addition, please specify how many are “major players,” and define this term.

The Company respectfully advises the Staff that there are dozens of players in the on-demand neighborhood retail industry, and according to iResearch, there are only four major players in China’s on-demand DMW retail industry which operate DMWs located near consumers and are able to deliver fresh groceries to consumers upon their request within two hours.

7.

Please add to the summary disclosure regarding your dual class capital structure, the disparate voting rights of your Class A and Class B ordinary shares, and the percent of the voting power the holder of Class A ordinary shares will control upon completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Revised Draft Registration Statement.

What We Have Achieved, page 3

8.	Please balance your disclosure by disclosing here the amount of your indebtedness, which we note was RMB830.0 million (US$127.2 million) as of December 31, 2020.

The Company respectfully advises the Staff that the Company believes the disclosure of the amount of its indebtedness will be more useful to investors if it is presented in the Summary Consolidated Financial and Operating Data which contains more detailed information of the Company’s financial performance and operating results. In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Draft Registration Statement to include the referenced disclosure.

U.S. Securities and Exchange Commission

April 28, 2021

Conventions that Apply to this Prospectus, page 9

9.

We note that you define “effective users” as “transacting users whose payment in such given period exceed our related cost of products sold to such transacting users.” Please revise to disclose how you define your “related cost of products.”

The Company respectfully advises the Staff that our definition of “effective users” for a given period refers to transacting users whose payment for our products, net of coupons and incentives offered to such transacting users, exceeds the Company’s procurement costs to purchase the products that are sold to such transacting users. In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 90 of the Revised Draft Registration Statement to include the referenced disclosure.

10.

Your definition of GMV includes the “total value of all orders, for products and services placed on the Missfresh mobile app, Mini Programs or through third-party platforms, excluding the orders that were canceled.” Where you reference the GMV of your competitors, or the industry at large (for example as it is used in the iResearch Report), please revise to include the relevant distinctions between your definition and any other definition.

The Company respectfully advises the Staff that the GMV is an operational measure commonly used in the e-commerce industry and typically serves as a proxy for the scale and performance of an e-commerce platform. However, the definitions of GMV adopted by different companies may vary and there is not a standard definition of the GMV in the e-commerce industry. The definitions of GMV used in the iResearch Report are based on interviews with the representatives of peer companies, most of which are private companies without public disclosures. To adopt a more prudential approach, the Company excludes the canceled orders from its definition of GMV while the canceled orders may be included in other companies’ definitions of GMV in the iResearch Report.

Overview, page 86

11.

You state you have established 622 DMWs in 16 cities in China as of December 31, 2020. On page 29 you state that some DMWs are managed by third-parties, while on page 131 you state that all DMWs are managed by you. Please revise to clarify what you mean by the term “established” and whether it means own and operate. Please also revise the disclosures on pages 29 and 131 for consistency with how your DMWs are managed. In addition, if some DMWs are managed by third-parties, please state the extent to which this is so.

U.S. Securities and Exchange Commission

April 28, 2021

The Company respectfully advises the Staff that all 622 DMWs are operated by the Company with the same standard and technological infrastructure. Even though a small number of DMWs are managed by third-party partner managers, these third-party partner managers only oversee the day-to-day on-site operation of these DMWs and adhere to the same standards applicable to our self-managed DMWs. The Company also rigorously controls the management of DMWs to ensure high quality of service. The Company also plans to phase out third-party partner managers in 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Revised Draft Registration Statement to include the referenced disclosure.

Impact of COVID-19, page 90

12.

We note your statement that “[d]espite the impact of the COVID-19 pandemic, our effective users increased from 7.2 million in 2019 to 8.7 million in 2020, and our gross profit increased by 128.5% from RMB520.9 million in 2019 to RMB1,190.4 million in 2020.” Please revise your disclosure to explain, as you do on page 90 of your registration statement, that the COVID-19 pandemic has caused more consumers to change their grocery shopping from offline to online, which, in turn, has benefited integrated retail platforms with a standardized and efficient supply chain.

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 and 94 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis

Results of Operations, page 93

13.	We note your sales increased 69.2% from 2018 to 2019 and 2.2% from 2019 to 2020. Please revise to explain the significant deceleration in your revenue growth rate.

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Revised Draft Registration Statement to include the referenced disclosure.

Industry, page 111

14.

We note your statement that “China’s neighborhood retail market has experienced significant growth over the past five years.” However, the preceding chart illustrates that the overall numbers have decreased since 2016. Please revise to reconcile your statement and the chart.

U.S. Securities and Exchange Commission

April 28, 2021

The Company respectfully advises the Staff that the preceding chart on page 115 of the Draft Registration Statement is presented to illustrate the number of retail channels in neighborhood retail market in China, instead of the size of the neighborhood retail market. The size of China’s neighborhood retail market reached RMB11.9 trillion in 2020 in terms of retail value, and is expected to further expand to RMB15.7 trillion by 2025, as disclosed on page 115 of the Revised Draft Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Revised Draft Registration Statement with respect to the number of retail channels presented.

Business

Our Innovative Business Model, page 122

15.

Please clarify how you operate your business. In doing so, please explain in detail how the DMW model operates. In addition, please clarify the extent to which you currently operate your business through traditional, bricks-and-mortar channels and the extent to which your currently operate it through online channels, like apps and platforms. Finally, please make conforming revisions to the prospectus summary.

The Company respectfully advises the Staff that with respect to the online DMW retail business model, orders are typically placed by users online and delivered in 45 minutes on average from our DMWs, which host over 4,000 SKUs of grocery products we directly procure from suppliers. The DMWs are located in neighborhoods close to consumers and do not offer traditional, bricks-and-mortar in-store grocery shopping services. In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 127 of the Revised Draft Registration Statement to include the referenced disclosure.

Note 2. Significant Accounting Policies

(s) Research and development expenses, page F-25

16.

We note your research and development expenses include costs for maintaining your technology platform and technology infrastructure costs, including bandwidth and data center costs, rentals, utilities and other expenses necessary to support your internal and external business. Some of these costs do not appear consistent with the definition of Research and Development within the FASB Codification Master Glossary. Please either separate the research and development costs from other costs in your financial statement presentation, or consider changing the title of this financial statement line and all references to it throughout your filing.

U.S. Securities and Exchange Commission

April 28, 2021

The Company respectfully advises the Staff that its research and development expenses include other costs related to technology and content expenditures incurred during our operations. In response to the Staff’s comment, the Company has revised the disclosure on pages 16, 86, 87, 92, 94, 95, 96, 98, 99, F-5, F-25, F-47 of the Revised Draft Registration Statement to changing the title of Research and development expenses to Technology and content.

Exhibits

17.

We note that you enter into strategic supply agreements, business cooperation agreements, lease agreements, and management agreements with your delivery partners. To the extent these agreements are material, please file such agreements as exhibits. In addition, please file as exhibits your agreements with Tencent, which we note is the beneficial owner of shares of your preferred stock and has representation on your board of directors. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that all of the strategic supply agreements, business cooperation agreements, lease agreements, and management agreements with its delivery partners were made in the Company’s ordinary course of business. Upon due consideration, the Company concludes that (i) its business is not substantially dependent on any of these agreements as the Company believes it would be able to find alternative services or leases for the current services or lease under these agreements without undue hardship and (ii) each of these agreements is immaterial in amount compared to the Company’s net revenue or total expenses in each relevant period. Accordingly, the Company believes none of these agreements is material and is required to be filed as an exhibit to the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the agreements with Tencent relating to the Company’s historical issuance of securities and the investors’ rights the Company provides to Tencent as one of the holders of the preferred shares within the two years preceding the date of the Revised Draft Registration Statement will be filed as Exhibit 4.4, 4.5, 10.4, 10.5 and 10.6 to the Revised Draft Registration Statement in due course.

*            *              *

U.S. Securities and Exchange Commission

April 28, 2021

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Zheng Xu, Chairman of the Board of Directors and Chief Executive Officer, Missfresh Limited

Jun Wang, Director and Chief Financial Officer, Missfresh Limited

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Linda Xu, Partner, PricewaterhouseCoopers Zhong Tian LLP